UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34949

Tekmira Pharmaceuticals Corporation

(Translation of Registrant’s Name Into English)

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada, V5J 5J8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference as exhibits to the registration statement on Form F-10 (File No. 333-169311) of Tekmira Pharmaceuticals Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEKMIRA PHARMACEUTICALS CORPORATION (Registrant)

Date: November 13, 2012	By: /s/ Ian C. Mortimer
	Name:	Ian C. Mortimer
	Title:	Executive Vice President, Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Operations for the three and nine months ended September 30, 2012

99.3	Form 52 - 109F2 - Certification of Interim Filings (Chief Executive Officer)

99.4	Form 52 - 109F2 - Certification of Interim Filings (Chief Financial Officer)